UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




                            WTAA INTERNATIONAL, INC.
                                (Name of Issuer)

                                     COMMON
                         (Title of Class of Securities)

                                    92933Q200
                                 (CUSIP Number)

                  Colin Vance Campbell 1027 South Rainbow Blvd.
                Unit 391, Las Vegas, Nevada 89145 (702) 341-6622
                  (Name, Address and Telephone number of Person
                Authorized to Receive Notices and Communications)

                              November 19th, 2001.
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


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CUSIP  NO.     92900Q200

Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

1.   Doug  Taylor

2.   Check  the  Appropriate  Box  if  a  Member  of  A  Group

          [a]
      x   [b]

3.   SEC  Use  Only


4.   Citizenship  or  Place  of  Organization

     Canadian


5.   Sole  Voting  Power

     NAME  AND
     AMOUNT BENEFICIALLY OWNED        PERCENT OF CLASS         TYPE

     Doug  Taylor  33,333
     common  shares                        0.2%                Sole Voting Power

     Doug  Taylor  16,667 Common
     Share  Purchase  Warrants             2.2%                Sole Voting Power

6.   Shared  Voting  Power

     N/A

7.   Sole  Dispositive  Power

     NAME AND
     AMOUNT BENEFICIALLY OWNED        PERCENT OF CLASS      TYPE

     Doug  Taylor  33,333               0.2%                Sole Dispositive
     Common  Shares                                         power

     Doug Taylor 16,667 Common
     Share  Purchase  Warrants          2.2%                Sole  Dispositive
                                                            power

8.   Shared  Dispositive  Power

     N/A

9.   Aggregate  Amount  Beneficially  Owned  by  Each  Reporting  Person

     NAME              NUMBER OF SHARES                  PERCENT OF CLASS

     Doug Taylor       33,333 Common Shares              0.2%
     Doug Taylor       16,667 Common Share
                       Purchase Warrants                 2.2%

10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

11.   Percent  of  Class  Represented  by Amount in Row (9) 0.2% Common Shares
                                                               2.2% Common Share
                                                               Purchase Warrants
12.  Type  of  Reporting  Person

     IN


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By  signing  below,  I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set for in this statement is true, complete and correct.

                                                             November 28th, 2001
                                                                            DATE

                                                                 /s/ Doug Taylor
                                                                       SIGNATURE
                                                                     Doug Taylor
                                                                      NAME/TITLE